Exhibit 2.2

March 12, 2014

Independent Auditor’s Report

To the Shareholders of

WesternZagros Resources Ltd.

We have audited the accompanying consolidated financial statements of WesternZagros Resources Ltd., which comprise the consolidated statements of financial position as at December 31, 2013 and December 31, 2012 and the consolidated statements of comprehensive loss, changes in equity and cash flows for the years then ended, and the related notes, which comprise a summary of significant accounting policies and other explanatory information.

Management’s responsibility for the consolidated financial statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of WesternZagros Resources Ltd. as at December 31, 2013 and December 31, 2012 and its financial performance and its cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Chartered Accountants

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

Management is responsible for the reliability and integrity of the consolidated financial statements, the notes to the consolidated financial statements, and other financial information presented elsewhere in this annual report.

The financial statements have been prepared by management in accordance with International Financing Reporting Standards (“IFRS”) as issued by the IASB. Financial statements are not precise as they include certain amounts based on estimates and judgments. Management has determined such amounts on a reasonable basis in order to ensure that the financial statements are presented fairly, in all material respects. Financial information presented elsewhere in this annual report has been prepared on a basis consistent with that in the financial statements, unless otherwise stated.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and internal control and for reviewing and approving the consolidated financial statements. The Board is assisted in exercising its responsibilities through the Audit Committee of the Board.

The Audit Committee meets periodically with management and the auditors to satisfy itself that each is properly discharging its responsibilities, to review significant accounting and reporting matters and to review the consolidated financial statements. The Audit Committee reports its findings and recommends the approval of the consolidated financial statements to the Board.

The consolidated financial statements have been audited on behalf of the shareholders by the independent auditors PricewaterhouseCoopers LLP, in accordance with Canadian generally accepted auditing standards.

“signed”	“signed”

M. Simon Hatfield	Greg Stevenson
Chief Executive Officer	Chief Financial Officer

March 12, 2014

WESTERNZAGROS RESOURCES LTD.

Consolidated Statements of Financial Position

(thousands of United States dollars)

	Note	December 31, 2013	December 31, 2012
Assets
Current assets
Cash and cash equivalents	7	$140,728	$146,835
Trade and other receivables	8	620	459
Prepaid expenses		1,052	1,248
Deposit held in trust	9	10,857	—
Income tax recoverable		116	697

Total current assets		153,373	$149,239
Non-current assets
Deposit held in trust	9	9,143	—
Property, plant and equipment	10	994	95
Exploration and evaluation expenditures	11	407,655	275,041

Total non-current assets		417,792	275,136

Total assets		$571,165	$424,375

Liabilities
Current liabilities
Trade and other payables	12	$56,205	$69,603

Total current liabilities		56,205	69,603
Non-current liabilities
Convertible notes	13	71,124	—
Derivative financial liabilities	14	12,513	—
Provision for decommissioning obligations	15	4,677	4,207
Deferred tax liabilities	16	—	206

Total non-current liabilities		88,314	4,413

Total liabilities		144,519	74,016

Equity
Equity attributable to shareholders
Share capital	17	474,789	399,240
Contributed surplus	18	17,739	14,969
Accumulated deficit		(65,882)	(63,850)

Total equity		426,646	350,359

Total equity and liabilities		$571,165	$424,375

Commitments and contingencies (Note 24)

The notes are an integral part of these consolidated financial statements

On behalf of the Board of Directors:

(Signed) “Randall Oliphant” Director	(Signed) “Fred J. Dyment” Director

WESTERNZAGROS RESOURCES LTD.

Consolidated Statements of Comprehensive Loss

For the years ended December 31, 2013 and 2012

(thousands of United States dollars, except per share amounts)

	Note	2013	2012
Other Income
Interest income		$316	$123
Expenses
General and administrative expenses	18, 19	12,678	11,003
Depreciation	10	170	60
Accretion on decommissioning obligations	15	129	54
Derivative liabilities gain	14	(15,816)	—
Financing costs		7,627	—
Foreign exchange gain		(2,155)	(47)

Total expenses		2,633	11,070

Loss before taxation		2,317	10,947
Taxation
Current	16	(79)	(690)
Deferred	16	(206)	30

Total taxation (recovery)		(285)	(660)

Total loss and comprehensive loss attributable to shareholders		$2,032	$10,287

Net loss and comprehensive loss per share – basic and diluted	21	—	$0.03

The notes are an integral part of these consolidated financial statements.

WESTERNZAGROS RESOURCES LTD.

Consolidated Statements of Changes in Equity

For the years ended December 31, 2013 and 2012

(thousands of United States dollars)

	Note	Number of shares	Share capital	Contributed Surplus	Accumulated Deficit	Total equity
Balance January 1, 2012		371,209,472	$341,681	$12,683	$(53,563)	$300,801
Issuance of common shares		40,714,286	57,436	—	—	57,436
Share issuance costs		—	(29)	—	—	(29)
Options exercised	18	177,067	152	(57)	—	95
Share based payments	18	—	—	2,343	—	2,343
Loss for the year		—	—	—	(10,287)	(10,287)

Balance December 31, 2012		412,100,825	399,240	14,969	(63,850)	350,359

Issuance of common shares		62,431,422	76,491	—	—	76,491
Share issuance costs		—	(1,406)	—	—	(1,406)
Options exercised	18	566,899	464	(164)	—	300
Share based payments	18	—	—	2,934	—	2,934
Loss for the year		—	—	—	(2,032)	(2,032)

Balance December 31, 2013		475,099,146	474,789	17,739	(65,882)	426,646

The notes are an integral part of these consolidated financial statements.

WESTERNZAGROS RESOURCES LTD.

Consolidated Statements of Cash Flow

For the years ended December 31, 2013 and 2012

(thousands of United States dollars)

	Note	2013	2012
Cash flow from operating activities
Net (loss) before taxation		$(2,317)	$(10,947)
Adjustments for
Depreciation	10	170	60
Accretion on decommissioning liabilities	15	129	54
Finance costs	13	7,627	—
Share based payments	18, 19	1,926	1,374
Unrealized foreign exchange gain	13	(2,459)	—
Unrealized derivative liability gain	14	(15,816)	—
Income taxes recovered		660	1,812
Change in non-cash operating working capital	23	(283)	497

Net cash used in operating activities		(10,363)	(7,150)

Cash flow from investing activities
Expenditures on exploration and evaluation activities	11, 23	(124,675)	(94,162)
Additions to property, plant and equipment	10	(1,069)	(66)
Proceeds received from third party participant	11	—	82,856
Gross oil sales proceeds from extended well test	11	247	39,632
Settlement of EWT production sharing terms, oil sales	11	(180)	(26,434)
Short-term investments		—	9,997
Disposals of exploration and evaluation assets		263	149
Proceeds received (deposited) into trust	9	(40,000)	20,000

Net cash from (used in) investing activities		(165,414)	31,972

Cash flow from financing activities
Issuance of convertible notes, net of transaction costs	13	97,027	—
Interest paid, convertible notes	13	(2,020)	—
Loan proceeds	13	57,500	—
Repayment of loan and accrued interest	13	(58,222)	—
Issuance of common shares, net of costs	17	75,085	57,407
Proceeds from options exercised		300	95

Net cash from financing activities		169,670	57,502

Change in cash and cash equivalents		(6,107)	82,324

Cash and cash equivalents, beginning of year		146,835	64,511

Cash and cash equivalents, end of year		$140,728	$146,835

The notes are an integral part of these consolidated financial statements.

WESTERNZAGROS RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013 and 2012

(thousands of United States dollars)

1.	General information

WesternZagros Resources Ltd. (the “Company” or “WesternZagros”) is headquartered in Calgary, Canada. The Company is incorporated under the laws of the Province of Alberta, Canada. The address for the Company is Suite 600, 440 – 2nd Avenue S.W., Calgary, Alberta, T2P 5E9.

WesternZagros is a publicly-traded, Calgary-based, international oil and gas company focused on acquiring properties and exploring for, developing and producing crude oil and natural gas in Iraq. WesternZagros holds two Production Sharing Contracts (“PSCs”) with the Kurdistan Regional Government (“KRG”) in the Kurdistan Region of Iraq. The Kurdamir and Garmian PSCs each govern separate contract areas. The Garmian contract area is operated by WesternZagros. The Company holds a 40 percent interest in the Garmian PSC, the KRG holds a 20 percent interest and the remaining 40 percent interest is held by Gazprom Neft Middle East B.V. (“Gazprom Neft”). The Kurdamir contract area is operated by Talisman (Block K44) B.V. (“Talisman”) with a 40 percent working interest, WesternZagros holds a 40 percent working interest and the KRG holds a 20 percent working interest.

The Company has its listing on the TSX Venture Exchange under the symbol “WZR.V”.

Authorization of financial statements

These consolidated financial statements as at and for the year ended December 31, 2013 were approved and authorized for issuance in accordance with a resolution of the Board of Directors on March 12, 2014.

2.	Basis of preparation

The Company prepares its financial statements in accordance with International Financial Reporting Standards (“IFRS”), as issued by the IASB, and interpretations issued by the IFRS Interpretations Committee (“IFRIC”) that were published at the time of preparation and that were effective December 31, 2013. These consolidated financial statements, including the prior year comparative information, have been prepared in compliance with IFRS. The Company has consistently applied the accounting policies disclosed within these financial statements to all periods presented herein. Where necessary, prior period comparative figures have been adjusted to conform with presentation changes in the current year.

3.	Significant accounting policies

The significant accounting policies used in the preparation of these consolidated financial statements are described below.

A.	Basis of measurement

These consolidated financial statements have been prepared on a going concern basis under the historical cost convention, except for financial instruments classified as available-for-sale or classified as fair value through profit and loss. The consolidated financial statements have been prepared using the accrual basis of accounting, except for certain cash flow information. The accounting policies, as described in further detail in this note, have been consistently applied to all periods presented in these consolidated financial statements.

WESTERNZAGROS RESOURCES LTD.

These consolidated financial statements, unless otherwise indicated, are expressed in United States dollars (“U.S.”). The Company has adopted the U.S. dollar as its functional and reporting currency since most of its expenses are directly or indirectly denominated in U.S. dollars. When revenues are realized, it is expected that U.S. dollars would be received. All references herein to U.S. $ or to $ are to United States dollars and references herein to Cdn$ are to Canadian dollars. These consolidated financial statements are rounded to the nearest thousand (U.S.$000) except where otherwise indicated.

The preparation of these consolidated financial statements in conformity with IFRS requires the use of critical accounting estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the reporting date, as well as the reported amounts of revenues and expenses during the reporting period. Such estimates relate to unsettled transactions and events at the reporting date. Accordingly, actual results may ultimately differ from the estimated amounts as future confirming events occur. Areas that involve a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in Note 5 “Critical accounting judgements, estimates and assumptions”.

B.	Basis of consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries as follows:

Wholly-owned subsidiary	Jurisdiction	Nature of operations
WesternZagros Resources Inc.	Canada	Holding Company
Western Oil International Holdings Limited	Cyprus	Holding Company
WesternZagros Limited	Cyprus	Exploration and Development Company
WesternZagros (Garmian) Limited	Cyprus	Inactive
1734824 Alberta Ltd.	Canada	Inactive

These subsidiaries are entities over which the Company has the power to govern the financial and operating policies. The Company has 100 percent direct ownership of these entities. Accordingly, the subsidiaries are fully consolidated within the Company’s consolidated financial statements.

Inter-company transactions and balances, including unrealized income and expenses arising from inter-company transactions, are eliminated in full in preparing these consolidated financial statements.

C.	Jointly controlled assets under the PSCs

The jointly controlled assets under the PSCs offer joint ownership by the Company and its co-venturers for assets contributed to the ongoing project in the Kurdistan Region of Iraq. As joint operations, the Company recognizes its share of the jointly controlled assets and its share of the joint liabilities incurred under the PSCs (refer to Note 24 “Commitments and contingencies” for a description of the PSCs).

D.	Foreign currency translation

These consolidated financial statements are presented in U.S. dollars, which is the Company’s functional and reporting currency.

Transactions in currencies other than the functional currency are recorded at the rates of exchange prevailing on the dates of the transactions. At the reporting date, monetary assets and liabilities that are denominated in foreign currencies are translated at the exchange rates prevailing at the date of the statement of financial position, any resulting exchange rate differences are recorded in the statement of comprehensive loss. Non-monetary items are measured at historical exchange rates.

WESTERNZAGROS RESOURCES LTD.

E.	Exploration and evaluation expenditures

Crude oil and natural gas exploration and evaluation expenditures (“E&E expenditures”) are accounted for using a modified ‘successful efforts’ method of accounting. Accordingly, the Company accounts for its share of costs relating to the acquisition of, exploration for, and evaluation of crude oil and natural gas assets, including related provisions for decommissioning liabilities, as E&E expenditures. E&E expenditures include, but are not limited to, license and land acquisition costs; topographical, geological, geochemical, and geophysical costs or studies; drilling and testing of exploratory and non-productive wells; costs related to evaluating the technical feasibility or commercial viability of extracting mineral reserves; carrying costs directly related to unproved properties; major development projects; and administrative costs directly related to exploration and evaluation activities. Any insurance recoveries received in relation to an insurable event pertaining to E&E activities are credited to E&E expenditures. Costs incurred prior to obtaining the rights to explore are expensed in the statement of comprehensive loss.

The costs will continue to be carried as E&E expenditures until such time that the technical feasibility and commercial viability of the crude oil and natural gas hydrocarbons has been demonstrated. Determining the classification of E&E expenditures versus development expenditures requires significant judgement. Whether the technical feasibility and commercial viability has been demonstrated is assessed on an ongoing basis by the Company. At each reporting date, WesternZagros assesses a combination of relevant factors which includes, but is not limited to, a declaration of commerciality, uninterrupted and regular sales of production, approval of a development plan and the recognition of reserves by a qualified independent reserves evaluator. The Company submitted a Declaration of Commerciality (“DoC”) with regards to the Sarqala discovery on the Garmian Block to the KRG on December 23, 2013. The Company and its co-venturers are progressing with a development plan for the Sarqala discovery for submission to the KRG, outlining how the field will be developed. As at the reporting date the Company does not yet believe that is has demonstrated the commercial viability and technical feasibility of its properties based upon the requirement to complete a development plan prior to beginning production.

Once the Company believes it has demonstrated commercial viability and technical feasibility of its properties, the applicable E&E expenditures are then assessed for impairment and transferred to development expenditures. Prior thereto, any production is considered to be test production and any associated proceeds received during the E&E phase, net of applicable costs, are credited to E&E expenditures when the significant risks and rewards of ownership have passed and the value of those sales can be reliably measured. The accounting treatment related to hydrocarbon sales during the E&E phase requires significant judgement. For historical sales of test production into the Kurdistan domestic market, proceeds were received in advance from the buyers for which the Company’s net entitlement is recognized as a credit to E&E expenditures upon delivery of the associated test production. For any sales of test production delivered for export, the Company’s net entitlement is recognized as a credit to E&E expenditures upon the receipt of any associated proceeds, as the payment mechanism is still developing for crude oil exported from the Kurdistan Region of Iraq and consequently the value of crude oil delivered for export cannot be reliably measured at the time of delivery. As at the date of these financial statements the Company is an exploration stage company and has not yet incurred any development expenditures.

Accumulated E&E expenditures are assessed for impairment if: a) sufficient data exists to determine technical feasibility and commercial viability; and b) facts or circumstances suggest the carrying amount exceeds the recoverable amount. Indicators of impairment are considered at least annually or whenever facts and circumstances indicate potential impairment. For the purposes of impairment testing, E&E expenditures are allocated on a cash-generating unit (“CGU”) basis. The Company has established that each PSC entered into be identified as a separate CGU. An impairment loss is recognized for the amount by which the E&E expenditure’s carrying value exceeds its recoverable amount. The recoverable amount is the higher of the E&E expenditure’s fair value less costs of disposal and their value in use. Impairment losses are recognized immediately in the statement of comprehensive income (loss). If facts and circumstances subsequently indicate that a reversal of a previous impairment loss is warranted, the carrying value is increased up to the recoverable amount, with the reversal limited to the original loss amount. As at the reporting date no impairment has been recognized. No depreciation or amortization is charged against exploration and evaluation expenditures.

WESTERNZAGROS RESOURCES LTD.

F.	Borrowing Costs

While WesternZagros is in the exploration phase of operations, the Company is required to expense borrowing costs incurred as financing costs within the consolidated financial statements. The Company will continue to recognize financing costs within the statement of comprehensive income (loss) until development activities begin, at which point the Company can begin capitalizing associated borrowing costs directly related to the development of crude oil and natural gas reserves for qualifying assets.

G.	Property, plant and equipment (“PP&E”)

Property, plant and equipment are stated at historical cost, less depreciation, and are depreciated on a straight-line basis over their estimated useful lives based on the following annual rates:

Furniture, fixtures and office equipment	25%
Computer hardware and software	33%
Leasehold improvements	over the associated lease term

Whenever events or circumstances dictate, the Company compares the carrying value of property, plant and equipment to the higher of its value in use and fair value less costs of disposal, based on estimated discounted future cash flows, to determine whether there is any indication of impairment.

H.	Cash and cash equivalents and short-term investments

Cash and cash equivalents consist of cash in the bank, less outstanding cheques, and short-term highly liquid deposits with maturity dates of three months or less.

Short-term investments are highly liquid deposits with maturity dates between three and six months.

I.	Financial instruments

Financial assets and liabilities are recognized on the Company’s statement of financial position when the Company becomes party to the contractual provisions of the instrument. Financial assets are de-recognized when the contractual rights to the cash flows from the financial assets expire or when the contractual rights to those assets are transferred. Financial liabilities are derecognized when the obligation specified in the contract is discharged, cancelled, or expired.

Upon initial recognition, the Company classifies its financial instruments into one of the following categories based on the purpose for which the instruments were acquired:

Financial assets and liabilities at fair value through profit or loss – this category is comprised of derivatives, or assets acquired or incurred principally for the purpose of selling or repurchasing in the near term, except for those derivatives designated as hedges. They are carried in the statement of financial position at fair value with changes in fair value recognized in the comprehensive statement of income (loss) for the period. The Company has classified derivative financial liabilities, including embedded derivatives, in this category.

Available-for-sale financial assets – this category is comprised of non-derivative investments designated as available for sale and can include marketable securities and investments in debt and equity securities. Available-for-sale investments are recognized initially at fair value plus transaction costs and are subsequently carried at fair value. Gains or losses arising from changes in fair value are recognized in other comprehensive income. Available-for-sale investments are classified as non-current, unless the investments mature within twelve months, or management expects to dispose of them within twelve months. The Company has not classified any instruments in this category.

WESTERNZAGROS RESOURCES LTD.

Loans and receivables and other financial liabilities – this category is comprised of non-derivative financial assets or liabilities with fixed or determinable payments that are not quoted in an active market. Loans and receivables and other financial liabilities are initially recognized at fair value, net of directly attributable transaction costs, and are subsequently measured at amortized cost using the effective interest rate method and are classified as current or non-current based on their respective maturity dates.

The Company’s loans and receivables are comprised of cash and cash equivalents, short-term investments, trade and other receivables and deposit held in trust. The Company’s other financial liabilities include trade and other payables, interest payable and loan payable and convertible notes.

Due to their short-term nature, the fair value of cash and cash equivalents, short-term investments, trade and other receivables, trade and other payables and interest payable approximate their carrying amounts.

J.	Fair value measurement

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the principal or most advantageous market at the reporting date. To estimate the fair value of its financial instruments, the Company utilizes quoted market prices when available or third-party models and valuation methodologies that use observable market data.

The Company’s cash and cash equivalents, short-term investments, trade and other receivables, deposit held in trust, trade and other payables and interest payable have fair values which approximate their carrying values due to the short term nature of these items.

WesternZagros categorizes its financial instruments carried at fair value into one of three levels, depending on the significance of inputs employed in the measurement:

•	Level 1 – Quoted prices are available in active markets for identical assets or liabilities as of the reporting date. Active markets are those in which transactions occur in sufficient frequency and volume to provide pricing information on an ongoing basis;

•	Level 2 – Pricing inputs are other than quoted prices in active markets included in Level 1. Prices in Level 2 are either directly or indirectly observable as of the reporting date. Level 2 valuations are based on valuation models and techniques where the significant inputs are derived from quoted indices, which includes the Company’s derivative financial liabilities as at the reporting date and none as at December 31, 2012; and

•	Level 3 – Valuations in this level are those with inputs for the asset or liability that are not based on observable market data. The convertible notes are valued using a cash flow model which results in this item being classified as a Level 3 instrument as at the reporting date, the carrying value of which approximates fair value. The Company had no Level 3 assets or liabilities as at December 31, 2012.

K.	Impairment of financial instruments

At each reporting date, the Company assesses whether there is objective evidence that a financial asset is impaired. If such evidence exists, the Company recognizes an impairment loss as follows:

Financial assets carried at amortized cost – the impairment loss is the difference between the amortized cost of the loan or receivable and the present value of the estimated future cash flows, discounted using the instrument’s original effective interest rate. The carrying amount of the asset is reduced by this amount either directly or indirectly through the use of an allowance account.

Available for sale financial assets – the impairment loss is the difference between the original cost of the asset and its fair value at the measurement date, less any impairment losses previously recognized in the statement of loss. This amount represents the cumulative loss in accumulated other comprehensive income that is reclassified to net income.

WESTERNZAGROS RESOURCES LTD.

Impairment losses on financial instruments carried at amortized cost are reversed in subsequent periods if the amount of the loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized. Impairment losses on available-for-sale equity instruments are not reversed.

L.	Provision for decommissioning obligations

Provision for decommissioning obligations is recognized when the Company has a present legal or constructive obligation as a result of past events, and it is probable that an outflow of resources will be required to settle the obligation, and a reliable estimate of the amount of the obligation can be made. Provision is made for the present value of the future cost of abandonment of oil and gas wells and related facilities. The Company recognizes the initial spud date as the obligating event for each well location. The Company currently has no other facilities or infrastructure relating to petroleum operations that would require future abandonment activities. When the provision is first recognized a corresponding amount equivalent to the provision is also currently recognized as part of the cost of E&E expenditures.

The amount recognized is the estimated cost of decommissioning activities based on internal engineering estimates prevailing at the reporting date, discounted to its present value utilizing a pre-tax risk-free interest rate. Changes in the estimated timing of decommissioning or decommissioning cost estimates are dealt with prospectively by recording an adjustment to the provision, with a corresponding adjustment to E&E expenditures, and are updated at each reporting date to reflect the current market assessments of the time value of money and the risks specific to the obligation.

The liability is increased each period due to the passage of time and the associated accretion is expensed to income in the period.

M.	Taxation including deferred taxation

Tax expense represents current tax and deferred tax. Income tax is recognized in the statement of comprehensive income or loss except to the extent that it relates to items directly in equity, in which case the related income tax impact is recognized in equity.

Current tax is based on the taxable profits for the period using tax rates enacted or substantively enacted and any adjustment to tax payable or receivable in respect of previous years.

Deferred tax assets and liabilities are determined on a non-discounted basis, using the liability method, based on the differences between the carrying values in the consolidated financial statements and the tax bases of assets and liabilities. Deferred tax assets are recognized to the extent that it is probable that the assets can be recovered. Deferred income tax assets and liabilities are presented as non-current. Deferred taxes are calculated using tax rates that have been enacted or substantively enacted by the reporting date.

Tax assets and liabilities are recognized on an entity by entity basis as the Company does not have the legal right to offset recognized amounts between entities.

N.	Share capital

Common shares are classified as equity. Incremental costs directly attributable to the issuance of shares are recognized as a deduction from equity in the period in which the equity is issued and prior thereto are treated as deferred costs.

WESTERNZAGROS RESOURCES LTD.

O.	Share-based payments

The Company has established a Stock Option Plan for the issuance of options to directors, officers, employees and consultants to purchase Common Shares of the Company. The vesting period and expiry date for each option grant is set at the discretion of the Board of Directors. Each vesting tranche is considered a separate award with its own vesting period. The fair value of each tranche is measured at the grant date using the Black-Scholes option pricing model. Compensation costs are recognized over the vesting period for each particular tranche based on the number of awards expected to vest, with a corresponding increase to contributed surplus. Compensation costs directly related to exploration activities are capitalized, costs related to non-operational activities are treated as general and administrative expenses. The number of option awards expected to vest is reviewed at each reporting date, with any impact being recognized immediately.

The cash proceeds received, net of any directly attributable transaction costs, together with the amount recorded to contributed surplus are credited to share capital when the options are exercised.

P.	Other income

The Company recognizes other income on an accrual basis and is related to the interest income earned on the Company’s cash and cash equivalents and short-term investment balances.

Q.	Loss per share

The Company presents the basic and diluted loss per share data for its common shares, calculated by dividing the loss attributable to the shareholders of the Company by the weighted-average number of common shares outstanding during the period. Diluted income per share is determined by adjusting the income attributable to the common shareholders and the average number of common shares outstanding for the period for the effects of all potential dilutive common shares. Note that by definition, for periods in which there is a loss attributable to the common shareholders, there can be no dilutive impact on the loss per share calculation.

R.	Recent accounting pronouncements

WesternZagros has adopted the following applicable IFRS standards, interpretations and amendments which became effective for annual periods beginning on or after January 1, 2013, the adoption of which had no material impact to the Company’s consolidated financial statements:

IAS 19 – Employee Benefits:

IAS 19 has been amended to revise the recognition, presentation and disclosure requirements for defined benefit plans.

IFRS 10 – Consolidated Financial Statements:

IFRS 10 requires an entity to consolidate an investee when it has power over the investee, is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Under previous IFRS, consolidation was required when an entity had the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. IFRS 10 replaced IAS 27 “Consolidated and Separate Financial Statements” and SIC-12 “Consolidation – Special Purpose Entities”.

WESTERNZAGROS RESOURCES LTD.

IFRS 11 – Joint Arrangements:

IFRS 11 established principles for financial reporting by parties to a joint arrangement, and requires entities to classify interests in joint arrangements as either a joint venture or a joint operation. Joint ventures are accounted for using the equity method of accounting whereas for joint operations the entity recognizes its share of the assets, liabilities, revenue and expenses of the joint operation. IFRS 11 replaced IAS 31 “Interests in Joint Ventures” and SIC-13 “Jointly Controlled Entities – Non-monetary Contributions by Venturers”.

IFRS 12 – Disclosure of Interests in Other Entities:

IFRS 12 established disclosure requirements relating to an entity’s interests in other entities such as joint arrangements, associates or unconsolidated structured entities, including special purpose vehicles and off balance sheet vehicles. The standard carried forward previous disclosure requirements and also introduced significant additional disclosure requirements that address the nature and risk associated with interests in other entities.

IFRS 13 – Fair Value Measurements:

IFRS 13 defines fair value and sets out a single comprehensive IFRS framework for measuring fair value and the required disclosures about fair value measurements for use across all IFRS standards. The new standard clarifies that fair value is the price that would be received to sell an asset, or paid to transfer a liability in an orderly transaction between market participants, at the measurement date. IFRS 13 was intended to eliminate the inconsistencies in fair value measurement and the disclosure requirements contained in various other IFRS standards that refer to fair value.

A number of new standards, interpretations and amendments to existing standards as issued by the IASB are not yet effective for the period ending December 31, 2013, and have not been applied in preparing these consolidated financial statements. The following applicable mandatory standards, interpretations and amendments as issued by the IASB become effective on or after January 1, 2014, none of which are expected to have a material impact on the Company’s consolidated financial statements:

IAS 32 – Financial Instruments: Presentation:

The amendments to IAS 32 issued in December 2011 clarify the meaning of the offsetting criterion and the principle behind net settlement, including identifying when some gross settlement systems may be considered equivalent to net settlement. The amendments will only affect disclosure and are effective for annual periods beginning on or after January 1, 2014.

IAS 36 – Impairment of Assets:

The amendments to IAS 36 issued in May 2013 require (i) disclosure of the recoverable amount of impaired assets; and (ii) additional disclosures about the measurement of the recoverable amount when the recoverable amount is based on fair value less costs of disposal, including the discount rate when a present value technique is utilized to measure the recoverable amount. The amendments will only impact disclosure and are effective for annual periods beginning on or after January 1, 2014.

IAS 39 – Financial Instruments: Recognition and Measurement:

The amendments to IAS 39 issued in June 2013 clarify that novation of a hedge derivative to a clearing counterparty as a consequence of laws or regulations or the introduction of laws or regulations does not terminate hedge accounting. The amendments are effective for annual periods beginning on or after January 1, 2014.

WESTERNZAGROS RESOURCES LTD.

IFRIC 21 – Levies:

In May 2013, the IASB issued IFRIC 21, which was developed by the IFRS Interpretations Committee. IFRIC 21 clarifies that an entity recognizes a liability for a levy when the activity that triggers payment, as identified by the relevant legislation, occurs. The interpretation clarifies that no liability should be recognized before the minimum threshold which triggers the levy is reached. IFRIC 21 is effective for annual periods beginning on or after January 1, 2014.

IFRS 9 – Financial Instruments:

In November 2013, the IASB issued the third phase of IFRS 9 which details the new general hedge accounting model. Hedge accounting remains optional and the new model is intended to allow reporters to better reflect risk management activities in the financial statements and provide more opportunities to apply hedge accounting. In July 2013, the IASB deferred the mandatory effective date of IFRS 9 and has left this date open pending the finalization of the impairment and classification and measurement requirements.

4.	Financial risk management

The Company’s financial instruments consist of cash and cash equivalents, trade and other receivables, trade and other payables, loan payable, convertible notes and derivative financial liabilities. The main risks that could adversely affect the Company’s financial instruments are credit risk, liquidity and funding risk, and market and interest rate risk.

Risk management is carried out by senior management, and is reviewed regularly by the Board of Directors. The Company’s risk management program concentrates mainly on securing the necessary financial resources required to minimize the potential risk that the Company is not able to meet its ongoing obligations and commitments. The risk management policies employed by the Company are discussed below:

Credit risk

Credit risk is the risk of loss associated with the counterparty’s inability to fulfill its payment obligations. The Company is currently exposed to credit risk on its cash and cash equivalents to the extent these balances are invested with various institutions. The Board of Directors of the Company has approved an Investment Policy to dictate the various types of instruments and institutions that can be invested in and monitors these against this policy on a regular basis. Currently, the Company has entered into transactions for cash equivalents with major Canadian financial institutions with investment grade credit ratings.

The Company is also exposed to credit risk for any amounts owing by Gazprom Neft for its share of costs related to the activities carried out while WesternZagros continues as operator of the Garmian Block. The ability of the Company to successfully carry out the exploration, appraisal and development of its PSC contract areas may be impacted by the ongoing receipt of Gazprom Neft’s share of costs incurred in relation to the Garmian PSC activities.

With respect to the Company’s financial assets, the maximum exposure to credit risk due to default of a counter party is equal to the carrying value of these instruments. The maximum exposure to credit risk as at the reporting date is as follows:

As at December 31	2013	2012
Cash and cash equivalents	$140,728	$146,835
Trade and other receivables	620	459

Total	$141,348	$147,294

WESTERNZAGROS RESOURCES LTD.

There are no past due or impaired amounts as at the reporting date. Accordingly, the Company does not expect any losses from non-performance by these counterparties, and has not recorded a provision against any of these amounts as it does not consider the balances to be impaired.

There is no credit risk associated with the current portion of the deposit held in trust. The Company has the ability to recoup the deposit amount that exceeds the remaining maximum obligation as defined by a specified formula within the terms of the contract, limited to the remaining minimum obligation.

There was no credit risk associated with sales of test oil into the Kurdistan Region domestic market during the Sarqala-1 extended well test (“EWT”) which occurred from October 2011 to May 2012, or for sales of oil inventory during May 2013, as each of the purchase and sales contracts were prepaid in advance by the buyers.

However, there is credit risk associated with any test oil delivered for export. Under the auspices of the KRG, the Company recommenced the Sarqala-1 EWT on November 8, 2012. Deliveries continued until November 27, 2012 when the KRG requested that production be halted, with approximately 88,000 (gross) barrels of crude oil delivered for export during that period. The Company expects its net entitlement for any oil exports to be based upon the terms of the Garmian PSC, however the Company has not yet been paid for the exported oil. There is uncertainty relating to the amount and the timing for receipt of any associated proceeds and, accordingly, the Company has not recorded any receivable for the value of exported volumes as at the reporting date.

Liquidity and funding risk

Liquidity and funding risk is the risk that the Company may be unable to generate or obtain sufficient cash or its equivalent in a timely and cost-effective manner to meet its commitments as they become due. The Company funds its share of commitments from existing cash balances and short-term investments, future net proceeds from any sales of oil and gas production, if any, and if required, by accessing additional sources of funding from debt or equity markets. Significant liquidity and funding events during 2012 and 2013 included the following:

•	Under the auspices of the KRG, the Company continued the Sarqala-1 EWT, which had first begun during 2011 and for which the Company received $12.9 million in gross proceeds during the three month period ended December 2011, and received a further $39.6 million in gross proceeds from the sales of test production into the Kurdistan Region domestic market for the five month period ended May 31, 2012. As a combined total, WesternZagros received gross cash proceeds of $52.5 million from sales of test oil during the period October 2011 to May 2012;

•	During the third quarter of 2012, the Company collected a net total of $56.5 million in proceeds following the KRG assignment of the Third Party Participant Interest (“TPPI”) in the Garmian PSC to Gazprom Neft, which was comprised of the following:

i.	Cash proceeds of $82.9 million were received from Gazprom Neft due to the recovery of Gazprom Neft’s share of back costs pertaining to Garmian Block activities for the period January 1, 2011 to May 31, 2012, net of Gazprom Neft’s share of Recovery Oil from the historic sales of test production from the Sarqala-1 EWT; and

ii.	WesternZagros also paid the KRG $26.4 million upon the retroactive application of the terms of the Garmian PSC in regards to the deemed gross sales received from the Sarqala-1 EWT during the period October 2011 to May 2012;

•	During the third quarter of 2012, the Company completed a non-brokered private placement of common shares with Crest Energy International LLC (“Crest”) for total gross proceeds of $57.4 million;

•	During the first quarter of 2013, the Company received a total of $119.9 million in proceeds from Crest after securing a loan of $57.5 million and also completing a non-brokered, private placement of 51 million common shares of the Company at a price of Cdn$1.25 per common share for gross proceeds of $62.4 million;

WESTERNZAGROS RESOURCES LTD.

•	During the second quarter of 2013, the Company completed a further marketed private placement of 11,431,422 common shares of the Company at a price of Cdn$1.25 per common share for gross proceeds of $14.1 million. The net proceeds from the private placement were used to repay a portion of the loan from Crest; and

•	During the second quarter of 2013, the Company issued Cdn$100 million aggregate principal amount of convertible senior unsecured notes. The convertible notes have a face value of Cdn$1,000 per note, a coupon rate of 4 percent per annum, a maturity date of December 31, 2015, and are convertible into common shares of the Company at the option of the holders at a conversion price of Cdn$1.45 per share. A portion of the net proceeds was used to repay the remaining outstanding amount of the loan from Crest, including applicable accrued interest.

With available working capital as at the reporting date, the Company anticipates it is funded for currently planned activities over the next twelve months. As development activities progress, however, the Company may require additional funding over time for future development activities as well as for administration expenses and interest payments. In general, the Company’s ability to continue its operations and appraisal and development activities is dependent upon its ability to sell oil and gas from any of its discoveries that are ultimately developed, or to obtain additional funding over time as required. Any additional funding that may be required above and beyond the Company’s net entitlement to any future sales proceeds received, if any, is dependent upon the level and timing of activities pursued by the Company and the funding requirements of the Company under the relevant PSCs.

As at December 31, 2013, the Company had Cdn$100 million aggregate principal amount of convertible notes outstanding. The Company is required to pay interest in arrears on a semi-annual basis at June 30 and December 31. The first interest payment was completed by December 31, 2013. The Company will also be required to repay the convertible notes by December 31, 2015, where the holders of the notes have not exercised the conversion option.

At December 31, 2013, financial liabilities included trade and other payables and convertible notes. The Company also has certain commitments related to the Kurdamir and Garmian PSCs as well as various other commitments (refer to Note 24 “Commitments and contingencies” for a further description of the Company’s commitments). As at the reporting date, the estimated timing of cash outflows relating to trade and other payables and the cash outflows related to the convertible notes, whereby the holders of the notes have not exercised the convertible option (i.e. based on the exchange as at the reporting date), is summarized as follows (U.S. $000s):

As at December 31, 2013	Less than six months	Six months to 1 year	2-5 years	Total
Trade and other payables	$56,205	—	—	$56,205
Interest on convertible notes	1,900	$1,900	$3,800	7,600
Repayment of convertible notes	—	—	94,020	94,020

Total expected cash outflow	$58,105	$1,900	$97,820	$157,825

As at December 31, 2012	Less than six months	Six months to 1 year	2-5 years	Total
Trade and other payables	$69,603	—	—	$69,603

Total expected cash outflow	$69,603	—	—	$69,603

WESTERNZAGROS RESOURCES LTD.

The Company’s capital structure consists of shareholder’s equity, working capital and debt, as follows:

As at December 31	2013	2012
Shareholders’ equity	$426,646	$350,359
Face value of convertible notes(1)	94,020	—
Working capital	(97,168)	(79,636)

Total capital	$423,498	$270,723

(1):	The face value of convertible notes is based on the Cdn$100 million aggregate principal amount at the USD noon exchange rate as at the reporting date.

The Company will adjust its capital structure to manage its programs through the issuance of shares, the issuance and/or repayment of debt and adjustments to capital spending. The Company’s objectives when managing its capital structure are as follows:

i.	Ensure adequate levels of available cash and cash equivalents and short-term investments to meet the Company’s commitments under the Garmian and Kurdamir PSCs (also refer to Note 24 “Commitments and contingencies”); and

ii.	To prudently fund expenditures related to the acquisition of properties, and for exploration, appraisal and development of crude oil and natural gas properties.

The Board of Directors regularly reviews the Company’s cash and cash equivalents, short-term investments and the timing of any required debt repayments against the Company’s expenditure commitments and estimates the need and timing for additional equity or debt financing. This review includes estimating the potential net proceeds to be derived from crude oil sales, if any.

Market and interest rate risk

Market risk is the risk of loss that may arise from changes in market factors such as interest rates, foreign exchange rates and equity or commodity prices received from both the export market or from the local Kurdistan Region domestic market. The Company is exposed to interest rate risk to the extent that changes in market interest rates will impact interest earned on the Company’s cash and cash equivalents.

The Company is also exposed to foreign exchange risk to the extent that the convertible notes are denominated in Canadian dollars while the majority of available funds are held in U.S. dollars. The Company is also exposed to foreign exchange risk to the extent that the majority of costs are anticipated to be incurred in U.S. dollars while the funds it will have available may be in other currencies.

The Company’s Investment Policy dictates the various types of instruments and institutions that can be invested in and monitors these against this policy on a regular basis. The Board of Directors has also approved a Foreign Exchange Policy to dictate the currencies held by the Company and the instruments that can be utilized by the Company to meet its day to day requirements. This Foreign Exchange Policy requires the Company to hold the majority of its cash and cash equivalents and short term investments in U.S. dollars and sets out the type and duration of instruments that can be used to meet the Company’s day to day foreign exchange requirements. The Foreign Exchange Policy does allow the Company to hold other balances, mainly Canadian dollars, to meet its funding needs for general and administrative, interest payments and other spending requirements in these currencies. Neither aforementioned policy permits the Company to enter into any economic hedging as it relates to interest or foreign exchange risks.

As at December 31, 2013, had the U.S. dollar changed by one percent against the Canadian dollar, with all other variables held constant, the Company’s foreign exchange gain (loss) would have been affected by approximately $0.9 million (2012: $0.1 million).

WESTERNZAGROS RESOURCES LTD.

In general, both crude oil and natural gas prices are subject to wide fluctuation. During the year ended December 31, 2013, Brent daily spot crude prices ranged in value from $96 to $118 per barrel. WesternZagros originally negotiated the PSC economic terms in 2007 in a crude oil price environment of approximately $50 per barrel. Any significant and sustained decline in crude oil prices that may be received which are below that price that are subject to the terms of the PSCs may impact the feasibility of WesternZagros’s business plan.

For any sales of production into the Kurdistan Region domestic market the Company is subject to both market conditions and commodity price fluctuations. Local sales prices are lower than the prevailing international prices. Any change in the sustainability, longevity and continuation of the local domestic market in the Kurdistan Region or fluctuation in the prices received could have a considerable impact on any future cash proceeds received by WesternZagros.

For any production delivered for export from the Kurdistan Region of Iraq, the marketability and price of any exports is, and will continue to be, affected by numerous factors beyond the Company’s control including the impact that the various levels of government may have on the ultimate price received for crude oil and natural gas sales. In addition, the timing of payments received by the Company for any exports would be uncertain as the payment mechanism for export sales from the Kurdistan Region of Iraq is still developing. The Company’s ability to market its crude oil and natural gas may depend on its ability to secure transportation. The Company may also be affected by deliverability uncertainties related to the proximity of its potential production to pipelines and processing facilities and operational problems affecting such pipelines and facilities as well as potential government regulation relating to price, the export of crude oil and natural gas and other aspects of the crude oil and natural gas business. To date, the Company has not been paid its net entitlement for the approximate 88,000 bbls (gross) of oil delivered for export from the Kurdistan Region during November 2012.

5.	Critical accounting judgments, estimates and assumptions

The preparation of these consolidated financial statements in conformity with IFRS requires the use of critical accounting estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as at the reporting date, as well as the reported amounts of revenues and expenses during the reporting period. Such estimates relate to unsettled transactions and events as at the reporting date. Accordingly, actual results may ultimately differ from the estimated amounts as future confirming events occur. Areas that involve a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed below.

A.	Recoverability of asset carrying values

At each reporting date, the Company assesses its exploration and evaluation and property, plant and equipment expenditures for possible impairment if events or circumstances indicate the carrying values of the assets might not be recoverable. Relevant indicators include the following: the continued progression of Management’s operational plans; new information obtained from wells that have been drilled or tested; changes or restrictions in access to drilling sites; changes in legal, regulatory, market, environmental, technological, or political factors that could impact ongoing operations; the ability of the Company to continue fulfilling ongoing commitments; and significant changes in the Company’s market value.

If factors indicate that the Company may need to recognize impairment, the carrying value of the assets for each cash-generating-unit is compared to the greater of value-in-use or fair-value less costs of disposal. The determination of the value-in-use amount, which is based on discounted future cash flows, and any resulting impairment involves the use of significant estimates and assumptions about future events and factors such as future commodity prices, the impact of inflation on operating expenses, discount rates, production profiles, the ability to produce and export crude oil and natural gas, the future capital costs needed to develop reserves, as well as the future marketability and availability of transportation for crude oil and natural gas that is produced.

WESTERNZAGROS RESOURCES LTD.

As at the reporting date, the Company has not recognized any impairment for E&E expenditures nor for property, plant, and equipment.

B.	Exploration and evaluation expenditures

Applicable exploration costs incurred continue to be carried as E&E expenditures until such time that the technical feasibility and commercial viability of the crude oil and natural gas hydrocarbons has been demonstrated. At each reporting date, the Company assesses whether the technical feasibility and commercial viability has been demonstrated in order to determine if the E&E expenditures should then be assessed for impairment and transferred to development expenditures.

Determining the classification of E&E expenditures versus development expenditures requires significant judgement. Whether the technical feasibility and commercial viability has been demonstrated is assessed on an ongoing basis by the Company. At each reporting date, WesternZagros assesses a combination of relevant factors which includes, but is not limited to, a declaration of commerciality, uninterrupted and regular sales of production, approval of a development plan and the recognition of reserves by a qualified independent reserves evaluator. The Company submitted a DoC with regards to the Sarqala discovery on the Garmian Block to the KRG on December 23, 2013. The Company and its co-venturers are progressing with a development plan for the Sarqala discovery for submission to the KRG, outlining how the field will be developed. As at the reporting date the Company does not yet believe that is has demonstrated the commercial viability and technical feasibility of its properties based upon the requirement to complete a development plan prior to beginning production.

Prior to the conclusion of the E&E phase, any production is considered to be test production and any associated proceeds received, net of applicable costs, are credited to E&E expenditures when the significant risks and rewards of ownership have passed and the value of those sales can be reliably measured. For sales of test production into the Kurdistan domestic market, for which proceeds have been received in advance from the buyers, the Company’s net entitlement is recognized as a credit to E&E expenditures upon delivery of the associated test production. In regards to test production delivered for export from the Kurdistan Region, for which the payment mechanism is still developing, the Company’s net entitlement is recognized as a credit to E&E expenditures upon the receipt of any associated proceeds.

C.	Provision for decommissioning obligations

The Company recognizes both an asset and a provision for decommissioning obligations in the period in which they are incurred by estimating the fair value of the obligation. The Company has chosen to base the fair value calculations on a risk-free discount rate, rather than a credit-adjusted risk-free rate, which is a critical accounting judgement under IFRS. Provisions for environmental clean-up and remediation costs associated with the Company’s drilling operations are based on current legal and constructive requirements, technology, price levels and expected plans for remediation. Actual costs and cash outflows and the timing of those cash outflows can differ from estimates because of changes in laws and regulations, public expectations, prices, discovery and analysis of site conditions, future performance of wells drilled, and changes in clean-up technology. Estimating the timing and amount of cash outflows required to settle these obligations are inherently difficult and are based on Management’s current experience. Any differences between actual and estimated decommissioning obligations would impact both the asset and the provision, which would then impact future depreciation of the asset as well as accretion on the provision.

D.	Income tax

Tax regulations and legislation and the interpretations thereof in the jurisdictions that the Company operates are subject to change. As such, income taxes are subject to measurement uncertainty. Deferred income tax assets are assessed by Management based on all available information at the end of the reporting period to determine the likelihood that they will be realized from future taxable earnings.

WESTERNZAGROS RESOURCES LTD.

E.	Share-based payments

The estimates, assumptions, and judgements made in relation to the fair value of share-based payments and the associated expense recognition is subject to measurement uncertainty. The fair value of employee stock options is measured using a Black Scholes option pricing model. Measurement inputs include share price on measurement date, exercise price of the instrument, expected volatility, expected life of the instrument, expected dividends, and the risk-free interest rate.

F.	Derivative financial liabilities

The estimates, assumptions, and judgements made in relation to the fair value of embedded derivative liabilities and the associated impact on the initial carrying value of convertible notes and subsequent accretion is subject to measurement uncertainty. The fair value of embedded derivative liabilities was measured using a model specific to the valuation of convertible notes that utilized a partial differential equation method. Measurement inputs include market price on measurement date, exercise price applicable to the conversion feature of the convertible notes, expected volatility of the Company’s share price, expected life of the instrument, expected dividends, the risk-free interest rate, the Company’s credit rating and the effect of dilution.

6.	Segment reporting

For the purposes of segment reporting, the Company is in the exploration phase and has one significant asset related to its interest in the PSCs with the KRG in respect of its project in the Kurdistan Region of Iraq. Accordingly, the Company has identified one segment for operational activities carried out in the country of Iraq. Refer to Note 24 “Commitments and contingencies” for a description of the PSCs.

7.	Cash and cash equivalents

As at December 31	2013	2012
Bank balances	$8,402	$44,688
Term deposits	132,326	102,147

Total cash and cash equivalents	$140,728	$146,835

8.	Trade and other receivables

Current as at December 31	2013	2012
Other receivables	$620	$459

Total trade and other receivables	$620	$459

Trade and other receivables include travel and operational cash advances and a GST receivable. All classes within trade and other receivables do not contain any impaired assets.

WESTERNZAGROS RESOURCES LTD.

9.	Deposit held in trust

Under the terms of a two-year drilling contact executed in January 2013 for the use of two drilling rigs, a total amount of $40 million was deposited into trust in relation to a security deposit required. The Company’s 50 percent portion of the amount deposited in trust was $20 million, while Gazprom Neft also funded their 50 percent portion of the total amount deposited in trust. Gazprom Neft originally advanced their $20 million portion of the total amount deposited in trust to WesternZagros in late 2012. In early 2013, Trade and other payables was then reduced by $20 million once WesternZagros deposited the total $40 million into trust.

In the future, WesternZagros may recoup a portion of the deposit held in trust when the deposit balance exceeds the calculated remaining maximum obligation as determined by a formula specified by the terms of the contract. As at the reporting date, the Company expects the minimum remaining obligation per the terms of the contract to be less that the deposited amount during the next 12 months. Accordingly, the Company’s portion of the reimbursable amount to be recovered within the next 12 months has been classified as a current asset.

10.	Property, plant and equipment

As at the reporting date, property, plant and equipment is comprised of leasehold improvements, furniture and fixtures as well as office and computer equipment. As the Company is still in the exploration stage, all oil and gas assets, including assets related to provisions for decommissioning obligations, are classified within exploration and evaluation assets.

As at December 31	2013	2012
Costs	$2,995	$1,926
Accumulated depreciation	(2,001)	(1,831)

Net book value	$994	$95

For the years ended December 31	2013	2012
Opening net book value	$95	$89
Additions	1,069	66
Depreciation	(170)	(60)

Closing net book value	$994	$95

WESTERNZAGROS RESOURCES LTD.

11.	Exploration and evaluation expenditures

As at December 31	2013	2012
Costs	$407,655	$275,041

Net book value	$407,655	$275,041

For the years ended December 31	2013	2012
Opening net book value	$275,041	$261,608
Additions	132,944	109,636
Proceeds received upon assignment of TPPI	—	(82,856)
Gross proceeds received from EWT	(247)	(39,632)
Settlement of EWT production sharing terms	180	26,434
Disposals	(263)	(149)

Closing net book value	$407,655	$275,041

All E&E expenditures pertain to the Kurdistan Region exploration project with respect to the Company’s PSCs and have been capitalized in accordance with the Company’s exploration and evaluation accounting policy. Included in E&E expenditures as at December 31, 2013 is $4.2 million related to provisions for decommissioning obligations (December 31, 2012: $3.8 million). For the year ended December 31, 2013, the Company has capitalized $4.6 million of general and administrative costs (2012: $4.2 million), including $1.0 million of share-based compensation costs (2012: $1.0 million) directly related to exploration activities. All E&E expenditures are excluded from depreciation.

During the third quarter of 2012, the KRG assigned the TPPI in the Garmian PSC to Gazprom Neft through an amendment to the Garmian PSC. Under the terms of the Garmian PSC (as amended), the Company received an initial payment of $82.9 million from Gazprom Neft, comprised of $94.1 million for the Gazprom Neft’s share of back-costs in regards to gross costs incurred on the Garmian Block for the period January 1, 2011 to May 31, 2012 (i.e. including funding half of the KRG’s interest) less $11.2 million for Gazprom Neft’s share of Recovery Oil from the historic sales of test oil from the Sarqala-1 EWT. The funds received from Gazprom Neft were credited against E&E expenditures, WesternZagros and Gazprom Neft then each began funding 50 percent of all subsequent joint operations costs incurred related to the Garmian PSC.

The Garmian PSC also provided for the production sharing terms of the PSC to be retroactively applied to the sales of test oil from the extended well test at Sarqala-1, being production from October 2011 to May 2012. During the third quarter of 2012, $26.4 million was remitted to the KRG, comprised of the KRG’s net entitlement of deemed gross sales of $25.9 million, plus $3.2 million for the Gazprom Neft’s share of Contractor Profit Oil (net settled between the KRG and Gazprom Neft upon assignment of the TPPI), less $2.7 million of deemed sales previously received by the KRG. The $26.4 million settlement with the KRG was debited against exploration and evaluation expenditures. The overall impact to WesternZagros was a net receipt of $56.5 million of proceeds upon the assignment of the TPPI to Gazprom Neft, credited against E&E expenditures.

WESTERNZAGROS RESOURCES LTD.

The Sarqala-1 EWT originally commenced during the fourth quarter of 2011 and resulted in the Company’s sales of test oil into the local Kurdistan Region domestic market from October 2011 to May 2012, under the auspices of the KRG. For the year ended December 31, 2012, the Company executed five sales contracts and received gross payments totaling $39.6 million (three months ended December 31, 2011: $12.9 million). For the period October 2011 to May 2012, the Company collected a total of $52.5 million in gross proceeds from the sale of test oil. Upon retroactive application of the production sharing terms during the third quarter of 2012, the Company retained total net proceeds of $14.9 million from inception-to-date sales of test oil, as summarized below:

PSC Terms	WesternZagros	Gazprom Net	KRG	Total EWT Proceeds(*)
Royalty Oil	NA	NA	$5.5 million	$5.5 million
Recovery Oil	$11.2 million	$11.2 million	NA	$22.4 million
Initial Profit Oil	NA	NA	$17.8 million	$17.8 million
Contractor Profit Oil	$3.7 million	$3.2 million	$2.6 million	$9.5 million
Total	$14.9 million	$14.4 million	$25.9 million	$55.2 million

(*):	Includes deemed $2.7 million of take-in-kind value attributed to the KRG.

Upon direction from the KRG, the Company temporarily delivered crude oil for export between November 8 and November 27, 2012. However the Sarqala-1 EWT was again halted on November 27, 2012, per further direction from the KRG. The Company expects its net entitlement from these exports to be based on the terms of the Garmian PSC, however the Company has not been paid for the approximate 88,000 bbls (gross) of test oil delivered for export. There is uncertainty as to the amount and the timing of proceeds due for the test oil that was exported. Accordingly, as at the reporting date the Company has not recorded any receivable for the value of the Company’s net entitlement and consequently no associated credit to E&E expenditures. The Sarqala-1 EWT is currently halted and there were no deliveries of test oil for export during the year ended December 31, 2013.

Although the Sarqala-1 EWT remained halted, under the auspices of the KRG the Company sold approximately 3,800 bbls of oil inventory from tankage into the Kurdistan Region local domestic market during May 2013. The Company received $0.25 million of gross proceeds ($0.07 million of net proceeds) in advance from the buyer and settled the KRG’s and Gazprom Neft’s net entitlements in accordance with the production sharing terms of the Garmian PSC.

As at December 31, 2013, the Company had approximately $185 million related to the Garmian PSC and $195 million related to the Kurdamir PSC, both net to WesternZagros, of recoverable costs available that may ultimately be recovered from future crude oil or natural gas sales in accordance with the PSCs. Under each PSC, costs subject to recovery include all costs and expenditures incurred for exploration, development, production and decommissioning operations, as well as any other costs and expenditures incurred directly or indirectly from these activities. Pursuant to the terms of the PSCs, these estimated cost pools are subject to government audit.

12.	Trade and other payables

Current as at December 31	2013	2012
Trade, joint venture and other payables	$23,833	$40,252
Accruals	32,372	29,351

Total trade and other payables	$56,205	$69,603

For the year ended December 31, 2013, the trade, joint venture and other payables includes cash call prepayments received from Gazprom Neft in relation to anticipated future expenditures for Garmian Block activities. Trade and other payables are non-interest bearing and are normally settled on 30 to 60 day terms. Accruals relate mainly to E&E expenditures and other corporate expenditures incurred as at the reporting date.

WESTERNZAGROS RESOURCES LTD.

13.	Long term debt

For the years ended December 31	2013	2012
Loan payable:
Balance, beginning of year	—	—
Debt incurred	$57,500	—
Interest incurred	722	—
Repayment of debt, including interest	(58,222)	—

Balance, end of year	$0	—

4% Convertible notes (Cdn$100 million face value):
Balance, beginning of year	—	—
Issuance of convertible notes, debt component	$68,698	—
Accretion	4,847	—
Unrealized foreign exchange gain	(2,421)	—

Balance, end of year	$71,124	—

The loan payable was initially incurred when the Company secured a loan from Crest of $57.5 million during the first quarter of 2013 which was secured by 10 percent of the issued share capital of WesternZagros Limited, a wholly owned subsidiary of the Company that is the contracting party to the Company’s PSCs. The loan accrued interest at a fixed rate of 6 percent per annum, compounded monthly. The loan and accrued interest was repayable by September 30, 2014, subject to certain prepayment conditions. The loan and accrued interest was then fully repaid during the second quarter of 2013.

In regards to the convertible notes, the Company issued Cdn$100 million aggregate principal amount of convertible notes during the second quarter of 2013 with a coupon rate of 4 percent per annum. The notes mature on December 31, 2015 and interest is payable semi-annually in arrears on June 30 and December 31, with the first interest payment completed by December 31, 2013. The notes are convertible into common shares of the Company at the option of the holders at a conversion price of Cdn$1.45 per common share (68,965,517 shares), subject to adjustment in certain circumstances. The notes are not redeemable by the Company prior to expiry except upon a change of control of WesternZagros where the holders have not exercised the conversion right. The Company has included transaction costs directly attributable to the issuance of the convertible notes within the carrying value of the liability. Interest and transaction costs are recognized by accreting the liability component to face value over the term of the convertible notes. Interest paid of $2.0 million was expensed during the year ended December 31, 2013 (2012: $Nil).

As the convertible notes are denominated in Canadian dollars and the Company’s functional currency has been determined to be U.S. dollars, the convertible notes do not qualify as a compound financial instrument. Hence, the Company considers the conversion feature to be an embedded derivative that is not closely related to the convertible notes and has separated the embedded conversion feature which is measured as a recurring fair value measurement at fair value through profit and loss (refer to Note 14 “Derivative financial liabilities”).

The Company has expensed interest costs associated with long term debt as financing costs within the consolidated statement of comprehensive loss while in the E&E stage of operations.

WESTERNZAGROS RESOURCES LTD.

14.	Derivative financial liabilities

For the years ended December 31	2013	2012
Balance, beginning of year	—	—
Fair value attributed upon issuance of convertible notes	$28,329	—
Unrealized (gain) due to change in fair value	(15,816)	—

Balance, end of year	$12,513	—

Derivative financial liabilities relate to the fair value of the convertible feature embedded within the Canadian denominated convertible notes that were issued in the second quarter of 2013 (also refer to Note 13 “Long term debt”).

The initial value of the equity conversion component was calculated to be $28.3 million, utilizing a valuation method specific to convertible notes based on a partial differential equation method. Subsequent changes in the fair value of the derivative financial liabilities are recorded within the consolidated statement of comprehensive loss. As at the reporting date, the fair value of the derivative financial liabilities was recalculated using the same valuation method utilizing a risk-free rate of 1.39 percent, a credit spread of 16.7 percent, a share price of Cdn$0.97 per common share, historical volatility of 45.3 percent and a dividend yield of Nil.

As at the reporting date, had the Company’s share price changed by $0.05 per common share the calculated fair value of the derivative financial liabilities would have increased by approximately $2.1 million (i.e. share price of $1.02 per common share) or decreased by approximately $1.6 million (i.e. share price of $0.92 per common share), with a corresponding change to non-cash derivatives liabilities gain (loss).

15.	Provision for decommissioning obligations

Decommissioning liabilities are recognized when the Company has a present legal or constructive obligation as a result of past events, and it is probable that an outflow of resources will be required to settle the obligation, and a reliable estimate of the amount of obligation can be made. Provisions are made for the present value of the future cost of abandonment of oil and gas wells and related facilities.

These costs are assumed to be incurred in 2039 in respect of well locations as at the reporting date. The Company’s share of the total undiscounted amount of estimated cash flow required to settle the obligation is $10.7 million (2012: $7.9 million). The Company has used the Bank of Canada long-term bond yield rate of 3.24 percent (2012: 2.36 percent) and an inflation rate of 2.76 percent (2012: 2.86 percent) to calculate the net present value of the future obligations. The decreased obligations in 2012 related to the assignment of the TPPI to Gazprom Neft which reduced the Company’s previously recognized 100 percent obligation to 50 percent for both Sarqala-1 and Mil Qasim-1. The changes in estimates during 2012 related to certain anticipated additional abandonment activities required for Mil Qasim-1. The increased obligations during 2013 related to the wells which spudded during 2013, including the Company’s 50 percent working interest for Hasira-1, Baram-1, and two Upper Bakhtiari wells, as well as the Company’s 60 percent working interest obligation for the Kurdamir-3 well. The change in estimates during 2013 was from an increase in the Bank of Canada long-term bond rate which reduced the value of the decommissioning liabilities as at the reporting date.

The following table presents the reconciliation of the Company’s provision for decommissioning liabilities:

For the years ended December 31	2013	2012
Balance, beginning of year	$4,207	$1,728
Increase (decrease) in obligations	1,475	(647)
Changes in estimates or timing of cash flows	(1,134)	3,072
Accretion	129	54

Balance, end of year	$4,677	$4,207

WESTERNZAGROS RESOURCES LTD.

16.	Taxation

For the years ended December 31	2013	2012
Current tax:
Recovery for the year	$(116)	$(697)
Adjustments in respect of prior years	37	7

Total current tax expense (recovery)	$(79)	$(690)

Deferred tax:
Origination and reversal of temporary differences - current year	$(206)	$30

Total deferred tax expense	$(206)	$30

Total taxation expense (recovery)	$(285)	$(660)

Income tax expense (recovery) differs from that which would be expected from applying the combined statutory Canadian federal and provincial tax rate of 25.0 percent (2012: 25.0 percent) due to the following:

For the years ended December 31	2013	2012
Net loss before taxation	$(2,317)	$(10,947)
Statutory tax rate	25.0%	25.0%

Taxation (recovery) at statutory tax rate	(579)	(2,737)

Reconciling items:
Losses in foreign jurisdiction with no tax benefit	929	401
Stock-based compensation	733	585
Adjustments in respect of prior years	5	7
Non-taxable portion of capital gain	(362)	—
Non-taxable portion of fair value change - embedded derivative	(1,901)	—
Impact of issuance costs not included in loss before taxation	(351)	(109)
Effect of carrying back losses at a higher year tax rate	(7)	(38)
Non-deductible expense	12	12
Current year loss not recognized as a deferred tax asset	1,240	1,211
Other	(4)	8

Total taxation (recovery)	$(285)	$(660)

WESTERNZAGROS RESOURCES LTD.

The analysis of deferred tax liabilities is as follows:

Deferred income tax liabilities as at December 31	2013	2012
To be recovered within 12 months	—	—
To be recovered after more than 12 months	—	$206

Total deferred income tax liability	—	$206

The deferred income tax liability is comprised of:

Deferred income tax liability as at December 31	2013	2012
Temporary differences on property, plant and equipment	—	$206
Non-capital loss carry-forwards	—	—

Total deferred income tax liability	—	$206

Deferred tax assets are recognized to the extent that it is probable that taxable profit will be available against which the deductible temporary differences and the carry-forward of unused tax credits and unused tax losses can be utilized.

The Company has not recorded deferred tax assets in respect of the following temporary differences:

Temporary differences December 31	2013	2012
Non-capital loss carry-forwards	$8,573	$5,249
Share issue costs	4,456	2,145

Total temporary differences	$13,029	$7,394

As at December 31, 2013, the Company had a $3.4 million non-capital loss carry-forward from the current tax year and a $5.2 million non-capital loss carry-forward from the prior tax year, both of which would be available to offset against future taxable income. These losses will expire on between December 31, 2031 and December 31, 2033.

WESTERNZAGROS RESOURCES LTD.

17.	Share capital

As at December 31, 2013, the Company is authorized to issue an unlimited number of common shares and an unlimited number of preferred shares, issuable in series. The common shares are without nominal or par value.

The common shares issued and outstanding were as follows:

	Number of shares	Amount
Balance as at January 1, 2012	371,209,472	$341,681
Issuance of common shares, net of costs	40,714,286	57,407
Options exercised for common shares	177,067	152

Balance December 31, 2012	412,100,825	399,240

Issuance of common shares, net of costs	62,431,422	75,085
Options exercised for common shares	566,899	464

Balance December 31, 2013	475,099,146	$474,789

For the year ended December 31, 2013, the Company completed two private placements of common shares. The first was a non-brokered private placement with Crest of 51 million common shares of the Company at a price of Cdn$1.25 per common share for gross proceeds of $62.4 million. The Company also completed a second private placement of 11,431,422 common shares of the Company at a price of Cdn$1.25 per common share for gross proceeds of $14.1 million.

For the year ended December 31, 2012, the Company completed a non-brokered private placement with Crest of 40,714,286 common shares of the Company at a price of Cdn$1.40 per common share for total gross proceeds of $57.4 million.

18.	Share based payments

Pursuant to the stock option plan, the Board of Directors may grant options to directors, officers, employees and other service providers. The aggregate number of shares that may be reserved for issuance pursuant to stock options may not exceed 10 percent of the issued and outstanding common shares of the Company on a non-diluted basis as at the time of granting. Stock options expire not more than five years from the date of grant, or earlier if the individual ceases to be associated with the Company, and the option vesting period is determined at the discretion of the Board of Directors when granted. These options are equity settled share based payment transactions.

WESTERNZAGROS RESOURCES LTD.

The following tables present the reconciliation of stock options granted:

For the year ended December 31, 2012	Number of options	Weighted average exercise price ($Cdn)
Outstanding, beginning of year	18,778,700	$0.97
Granted	8,129,000	0.76
Exercised	(177,067)	0.53
Forfeited and expired	(542,383)	0.69

Outstanding, end of year	26,188,250	$0.91

Exercisable at December 31, 2012	20,255,570	$0.96

For the year ended December 31, 2013	Number of options	Weighted average exercise price ($Cdn)
Outstanding, beginning of year	26,188,250	$0.91
Granted	6,149,000	1.14
Exercised	(566,899)	0.54
Forfeited and expired	(5,438,335)	2.04

Outstanding, end of year	26,332,016	$0.74

Exercisable at December 31, 2013	17,439,584	$0.60

The fair value of all options granted have been estimated at the grant date using the Black-Scholes option pricing model and are summarized in the following table:

For the years ended December 31	2013	2012
Weighted average fair value of stock options granted	$0.59	$0.44
Average Risk Free Interest Rate	1.17%	1.15%
Expected Life	3 years	3 years
Average Expected Volatility	80%	94%
Dividend Per Share	Nil	Nil

The average expected volatility used to estimate the fair value of options granted has been based on the Company’s actual three-year historical share volatility (WZR.V). In addition, the estimated forfeiture rate used in the calculation of share-based payment expense during the year ended December 31, 2013, was 6 percent (2012: 9 percent) and was based on the actual three-year historical forfeiture rate for unvested options.

WESTERNZAGROS RESOURCES LTD.

The following table summarizes Stock Options outstanding and exercisable under the Stock Option Plan at December 31, 2012:

Options Outstanding				Options Exercisable
Range of Exercise Price Cdn$	Number of Options Outstanding	Weighted Average Remaining Contractual Life (years)	Weighted Average Exercise Price Cdn$	Number of Options Exercisable	Weighted Average Remaining Contractual Life (years)	Weighted Average Exercise Price Cdn$
$0.38 - $0.49	9,183,500	2.97	0.49	9,131,500	2.97	0.49
$0.50 - $1.00	11,529,750	3.19	0.68	5,899,070	2.30	0.63
$1.01 - $2.00	505,000	2.86	1.30	255,000	0.94	1.43
$2.01 - $3.28	4,970,000	0.10	2.17	4,970,000	0.10	2.17

Total	26,188,250	2.52	0.91	20,255,570	2.05	0.96

The following table summarizes Stock Options outstanding and exercisable under the Stock Option Plan at December 31, 2013:

Range of Exercise Price Cdn$	Number of Options Outstanding	Weighted Average Remaining Contractual Life (years)	Weighted Average Exercise Price Cdn$	Number of Options Exercisable	Weighted Average Remaining Contractual Life (years)	Weighted Average Exercise Price Cdn$
$0.38 - $0.50	8,841,600	1.94	0.49	8,805,600	1.93	0.49
$0.51 - $0.75	10,321,416	2.20	0.67	7,875,652	1.91	0.65
$0.76 - $1.00	975,000	3.56	0.91	349,999	3.41	0.90
$1.01 - $1.25	5,869,000	4.08	1.14	83,333	3.81	1.17
$1.26 - $3.28	325,000	0.39	1.82	325,000	0.39	1.82

Total	26,332,016	2.56	0.74	17,439,584	1.94	0.60

During the year ended December 31, 2013, the Company recognized $1.9 million (2012: $1.4 million) of share based compensation costs as general and administrative expense and capitalized $1.0 million (2012: $1.0 million).

19.	General and administrative expenses, by nature

For the years ended December 31	2013	2012
Staff expenses	$9,392	$7,383
Share-based payments	1,926	1,374
Travel expenses	934	1,134
Professional fees	5,880	3,999
Office costs	2,139	1,272
Regulatory and corporate project costs	578	805
Other administrative expenses	546	430
Less capitalized general and administrative costs	(8,717)	(5,394)

Total administrative expenses	$12,678	$11,003

WESTERNZAGROS RESOURCES LTD.

Key management personnel have been identified as the Board of Directors and the Executive Management Team. Details of key management remuneration are shown in Note 20 “Related party transactions and balances.”

20.	Related party transactions and balances

All wholly-owned subsidiaries as listed in Note 3(B) have been included in the consolidated accounts.

The remuneration of the sixteen key management personnel of the Company, which includes the Directors and Officers and other Executive Management personnel, is set out below in aggregate:

For the years ended December 31	2013	2012
Salaries and wages	$3,223	$2,963
Short-term benefits	67	64
Share-based compensation (expensed)	1,642	1,169
Share-based compensation (capitalized)	437	449

Total	$5,369	$4,645

As at the reporting date, there is a $3.6 million commitment (December 31, 2012: $1.6 million) relating to change of control or termination of employment without just cause for key management personnel.

21.	Loss per share, basic and diluted

The basic loss per share is calculated by dividing the loss attributable to shareholders of the Company by the weighted average number of common shares issued during the period. In computing diluted per share amounts, all of the Company’s options at the reporting date totaling 26,332,016 (2012: 26,188,250) have been excluded as they are anti-dilutive. Accordingly no additional common shares were added to the basic weighted average shares outstanding to account for dilution. There was no dilutive impact from the convertible notes as at the reporting date.

The basic and diluted loss per share was calculated as follows:

For the years ended December 31	2013	2012
Loss for the period	$2,032	$10,287
Weighted-average common shares (000’s)	461,408	387,316

Loss per share (basic and diluted)	—	$0.03

22.	Shareholder rights plan

On October 18, 2007, the Company adopted a shareholder rights plan (the “Plan”) which was reconfirmed in 2010 and extended by amendment on June 6, 2013. Under the Plan, one right has been issued in respect of each currently issued common share and one right will be issued with each additional common share which is issued. The rights remain attached to the common shares and are not exercisable or separable unless one or more of certain specified events occur. If a person or group acting in concert acquires 20 percent or more of the common shares of the Company, the rights will entitle the holders thereof (other than the acquiring person or group) to purchase common shares at a substantial discount from the then market price. The rights are not triggered by a “Permitted Bid” as defined in the Plan. The Plan will remain in effect until termination of the annual meeting of shareholders in 2016, unless extended by resolution of the shareholders at such meeting.

WESTERNZAGROS RESOURCES LTD.

23.	Supplemental cash flow information

Expenditures on exploration and evaluation assets are comprised of:

For the years ended December 31	2013	2012
Expenditures on exploration and evaluation assets	$(131,595)	$(106,241)
Change in non-cash investing working capital	6,920	12,079

	$(124,675)	$(94,162)

Changes in non-cash working capital is comprised of:

For the years ended December 31	2013	2012
Related to operating activities
Trade and other receivables	$(409)	$(41)
Prepaid expenses	351	(96)
Trade and other payables	$(225)	634

	$(283)	$497

Related to investing activities
Trade and other receivables	$248	$(91)
Prepaid expenses	(155)	(877)
Trade and other payables	6,827	13,047

	$6,920	$12,079

24.	Commitments and contingencies

A.	PSC commitments

WesternZagros holds two PSCs with the KRG in the Kurdistan Region of Iraq. The Kurdamir and Garmian PSCs each govern a separate contract area. The Garmian contract area is operated by WesternZagros. The Company holds a 40 percent interest in the Garmian PSC, the KRG holds a 20 percent interest and the remaining 40 percent working interest is held by Gazprom Neft. The Kurdamir contract area is operated by Talisman with a 40 percent working interest, WesternZagros holds a 40 percent working interest and the KRG holds a 20 percent working interest.

The contracting party to the Garmian and Kurdamir PSCs is WesternZagros Limited, a wholly-owned subsidiary of the Company. In accordance with the terms of the PSCs, there are certain restrictions, mainly related to obtaining the KRG’s prior consent, on the ability of the wholly-owned subsidiary to sell, transfer, assign or otherwise dispose of all or part of the rights, obligations and interests under each of the PSCs, or where there is a change in control for the wholly-owned subsidiary itself.

WESTERNZAGROS RESOURCES LTD.

WesternZagros has completed its PSC exploration commitments, which are summarized as follows:

	Kurdamir PSC	Garmian PSC
First Exploration Sub-Period (completed)	August 31, 2012	December 31, 2011

Exploration Obligation	Kurdamir-2 (completed)	Mil Qasim-1 Exploration Well (completed)

Second Exploration Sub-Period	Additional Two Years	Additional Two Years

Exploration Obligation	Kurdamir-3 (completed)	Baram-1 (completed)

Other Extensions	Six Month Extension	One Year Extension

Work commitments	One well	Three wells (extension not pursued by the co-venturers)

PSC Payments (Exploration)	Additional Capacity Building Support Payment payable equal to 3% of WesternZagros Profit Oil. $1.1 million annual payments.	Additional Capacity Building Support Payment payable equal to 3% of WesternZagros Profit Oil. $0.6 million annual payments.

Operator	Talisman	WesternZagros(1)

Ownership	WesternZagros 40% Talisman 40% KRG 20%(2)	WesternZagros 40% Gazprom Neft 40% KRG 20%(2)

(1):	Pursuant to the terms of the Garmian PSC, at the end of the Exploration Period, operatorship is to transition from WesternZagros to Gazprom Neft, with the parties anticipating the transfer of operatorship to be completed by December 31, 2014.
(2):	WesternZagros funds 100 percent of the KRG costs on the Kurdamir Block and 50 percent of the KRG costs on the Garmian Block, ultimately to be recovered by WesternZagros through the KRG’s share of Cost Recovery Oil.

The Company is currently in the second exploration sub-period of the Kurdamir PSC. The Kurdamir-3 well and the Kurdamir seismic program carried out in 2013 have satisfied the Company’s minimum obligations relating to the second exploration sub-period under the Kurdamir PSC. The Company has committed to expenditures of approximately $19 million, under approved AFE’s, to meet its 60 percent funding requirement related to planned Kurdamir Block activities, which includes the Company’s portion of extended well testing costs for Kurdamir-2, future well planning and long leads, other appraisal activities, development planning and the associated supervision and local office support costs for Kurdamir Block activities to December 31, 2014.

The Company has concluded the second exploration sub-period of the Garmian PSC with the completion of drilling and testing activities at Baram-1. The Company, along with its co-venturers, submitted a DoC to the KRG on December 23, 2013 for the Sarqala discovery. The KRG has accepted the DoC and, accordingly, the development period of the Garmian PSC commences effective December 23, 2013. As per the Garmian PSC, within 180 days (i.e. June 21, 2014) the Company and its co-venturers are required to submit to the KRG a development plan outlining how the field and other discoveries on the Garmian Block will be developed, including future development wells, production facilities and other support infrastructure.

The Company, Gazprom Neft and the KRG have agreed that no further exploration commitments are required on the Garmian Block beyond completion and testing activities at Hasira-1. The parties have agreed on the production areas to be retained under the development plan for Sarqala, with the remainder of the acreage of the Garmian Block returned to the KRG.

WESTERNZAGROS RESOURCES LTD.

B.	Other commitments

The Company has entered into various contracts, including contracts for drilling equipment, services and other tangible equipment. The following table summarizes the Company’s portion of estimated commitments in relation to these contracts relating to the Garmian Block operations and other contractual obligations at December 31, 2013 (U.S. $000’s):

	For the Years Ending December 31,
	2014	2015	2016	2017	2018+	Total
Drilling rigs	$12,000	$8,000	—	—	—	$20,000
Equipment and services	8,700	—	—	—	—	8,700
Office	1,060	1,240	$1,250	$1,250	—	4,800

	$21,760	$9,240	$1,250	$1,250	—	$33,500

During the first quarter of 2013, the Company executed a two-year drilling contract for two rigs for which the Company’s portion of the minimum commitment amount has been included in the table above. In respect of the drilling contract, the Company has placed as security its portion of a deposit held in trust of $20 million.

C.	Contingencies

i.	Litigation

From time to time, the Company may become involved in legal or administrative proceedings in the normal conduct of business. The Company is currently in an arbitration proceeding under the UNCITRAL Arbitration Rules with a former contractor who cannot be named as the arbitration proceeding is confidential. The proceeding is in relation to a consulting contract that the Company and the contractor agreed to terminate in 2011 for $7.5 million, which amount has been recognized in the financial statements. On October 20, 2011, WesternZagros was provided with a notice of arbitration from the contractor challenging the validity of the termination agreement and seeking additional compensation for the termination of the contract. The parties have completed the first phase of arbitration hearings in respect of the validity of the termination agreement pursuant to which the arbitration panel found in favour of the contractor and are now proceeding into the next phase of hearings where the contractor is seeking damages for wrongful termination of the contract. The Company believes that the quantum of damages sought by the contractor, which is significantly higher than the original amount agreed to, is without merit based on its analysis of the dispute and including the fact that the arbitration panel stated in its finding in the first phase of the arbitration hearings that “a Party claiming that this value should be significantly different from the value that the Parties themselves attributed to it at the time (i.e. $7.5 million) should have a good reason to do so”. However, given that the second phase of the hearings has not yet taken place, there is no certainty as to the quantum of damages which may be awarded by the arbitration panel.

WESTERNZAGROS RESOURCES LTD.

ii.	Regulatory

Oil and gas operations are subject to extensive controls and regulations imposed by various levels of government that may be amended from time to time. The Company’s operations may require licenses and permits from various governmental authorities in the countries in which it operates. Under the Garmian and Kurdamir PSCs, the KRG is obligated to assist in obtaining all permits and licenses from any government agencies in the Kurdistan Region and from any other government administration in Iraq. There can be no assurance that the Company will be able to obtain all necessary licenses and permits that may be required to carry out exploration and development of its projects.

The political and security situation in Iraq is unsettled and volatile. The Kurdistan Region is the only “Region” of Iraq that is constitutionally established pursuant to the Iraq Constitution, which expressly recognizes the Kurdistan Region. The political issues of federalism and the autonomy of the Regions of Iraq are matters about which there are major differences between the various political factions in Iraq. These differences could adversely impact the Company’s interest in the Kurdistan Region including the ability to export any hydrocarbons as a result of our activities.